File No. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT

OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a)

UNDER THE ACT

LEGG MASON PARTNERS EQUITY TRUST

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

55 Water Street

New York, NY 10041

LEGG MASON PARTNERS FUND ADVISOR, LLC

620 Eighth Avenue

New York, NY 10018

Communications, Notice, and Order to:

Benjamin Haskin, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, N.W.

Washington, DC 20006-1230

Copies to:

Robert I. Frenkel, Esq.

Legg Mason Partners Equity Trust

100 First Stamford Place

Stamford, CT 06902

as filed on

April 12, 2011

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

LEGG MASON PARTNERS EQUITY TRUST

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

55 Water Street

New York, New York 10041

LEGG MASON PARTNERS FUND ADVISOR, LLC

620 Eighth Avenue

New York, NY 10018

File No. 812-

) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

I. INTRODUCTION

Legg Mason Partners Equity Trust (“LMP Equity Trust” or a “Trust”), Legg Mason Partners Variable Equity Trust (“LMP Variable Equity Trust” or a “Trust,” together with LMP Equity Trust, the “Trusts”) and Legg Mason Partners Fund Advisor, LLC (“LMPFA” or the “Adviser,” and together with the Trusts, the “Applicants”) hereby file this application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that is advised by LMPFA or an entity controlling, controlled by, or under common control with LMPFA (each, an “Adviser”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the Act and that invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the

Act) in reliance on Rule 12d1-2 under the Act (each a “Fund of Funds”1), also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with any of the Applicants that now or in the future acts as principal underwriter with respect to the transactions described herein. Applicants further have previously received an order exempting them from Sections 12(d)(1)(A) and (B) and from Section 17(a) of the Act (the “Prior Relief”).2

II. APPLICANTS

A.	LMP Equity Trust

LMP Equity Trust is a Maryland business trust registered as an open-end management investment company under the Act. Under Maryland law and LMP Equity Trust’s Agreement and Declaration of Trust dated October 2, 2006, as amended, LMP Equity Trust is managed under the direction of its Board of Trustees. LMP Equity Trust is a series trust, which currently offers thirty-eight Funds, each of which has its own investment objectives and policies. Shares of LMP Equity Trust are registered under the Securities Act of 1933, as amended (the “1933 Act”).

The following series of LMP Equity Trust each currently intends to operate as a Fund of Funds and rely on the requested order: Legg Mason Partners Lifestyle Allocation 85%, Legg Mason Partners Lifestyle Allocation 70%, Legg Mason Partners Lifestyle Allocation 50%, Legg Mason Partners Lifestyle Allocation 30% (collectively, the “LMP Lifestyle Allocation Funds”);

[1]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.
[2]	Legg Mason Partners Equity Trust, et al., Investment Company Act Release Nos. 29192 (March 26, 2010) (notice) and 29255 (April 21, 2010) (order).

Legg Mason Partners Target Retirement 2015, Legg Mason Partners Target Retirement 2020, Legg Mason Partners Target Retirement 2025, Legg Mason Partners Target Retirement 2030, Legg Mason Partners Target Retirement 2035, Legg Mason Partners Target Retirement 2040, Legg Mason Partners Target Retirement 2045, Legg Mason Partners Target Retirement 2050, and Legg Mason Partners Target Retirement Fund (collectively, the “LMP Target Retirement Funds”); and Legg Mason Permal Tactical Allocation Fund (each, along with any future fund that operates as a fund of funds, a “Fund of Funds”). The investment objective of each of those Funds is consistent with the Fund operating as a Fund of Funds in accordance with the terms and conditions contained herein.

B.	LMP Variable Equity Trust

LMP Variable Equity Trust is a Maryland business trust registered as an open-end management investment company under the Act. Under Maryland law and LMP Variable Equity Trust’s Agreement and Declaration of Trust dated October 2, 2006, as amended, LMP Variable Equity Trust is managed under the direction of its Board of Trustees. LMP Variable Equity Trust is a series trust, which currently offers fifteen Funds, each of which has its own investment objectives and policies. Shares of LMP Variable Equity Trust are registered under the 1933 Act. Funds that are series of LMP Variable Equity Trust are offered to registered separate accounts (“Registered Separate Accounts”) and unregistered separate accounts (“Unregistered Separate Accounts”) of insurance companies that are not affiliates of the Adviser, which Registered Separate Accounts and Unregistered Separate Accounts fund certain variable annuity and variable life insurance contracts, and qualified retirement and pension plans (together with Registered Separate Accounts and the Unregistered Separate Accounts, the “Variable Accounts”).

The following series of LMP Variable Equity Trust each currently intends to operate as a Fund of Funds and rely on the requested order: Legg Mason Partners Variable Lifestyle Allocation 85%, Legg Mason Partners Variable Lifestyle Allocation 70%, and Legg Mason Partners Variable Lifestyle Allocation 50% (collectively, the “LMP Variable Lifestyle Allocation Funds”, and each, along with any future Fund of Funds that offers its shares to Variable Accounts, a “Variable Fund of Funds”). The investment objectives of each of those Funds is consistent with the Fund operating as a Fund of Funds in accordance with the terms and conditions contained herein.

C.	The Adviser

LMPFA, a wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”), serves as the investment adviser to LMP Equity Trust and LMP Variable Equity Trust, including the Funds listed above. LMPFA is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Pursuant to an investment advisory agreement with each Trust, the Adviser, subject to the general supervision of the Trust’s Board of Trustees, provides administrative and certain oversight services to the Funds and is responsible for the overall management of the Funds’ investment programs. LMPFA, with offices at 620 Eighth Avenue, New York, New York 10018, also serves as the investment manager of other Legg Mason-sponsored funds. As of December 31, 2010, LMPFA’s total assets under management were approximately $188.5 billion. Legg Mason Global Asset Allocation, LLC (“LMGAA”), an investment adviser and wholly owned subsidiary of Legg Mason, provides day-to-day portfolio management services for the LMP Lifestyle Allocation Funds, the LMP Target Retirement Funds, and the LMP Variable Lifestyle Allocation Funds pursuant to subadvisory contracts with LMPFA. LMGAA is also responsible for implementing Legg Mason Permal Tactical Allocation Fund’s portfolio investment decisions and provides certain compliance and portfolio execution services to Legg Mason Permal Tactical Allocation Fund, pursuant to a subadvisory contract with LMPFA. LMGAA has offices at 620 Eighth Avenue, New York, New York 10018 and, as of December 31, 2010, has total assets under management of approximately $5 billion.

Permal Asset Management Inc., an investment adviser with offices at 900 Third Avenue, New York, New York 10022, provides day-to-day portfolio management services for Legg Mason Permal Tactical Allocation Fund pursuant to a subadvisory contract with LMPFA. Permal Asset Management, Inc. is a member of The Permal Group and is owned indirectly by Permal Group Ltd., a holding company of an international financial group of companies. Permal Group, Ltd. is a subsidiary of Legg Mason. The Permal Group is a fund-of-funds investment management firm with approximately $21 billion in assets under management as of December 31, 2010. LMPFA, LMGAA, or Permal Asset Management Inc. or another investment adviser controlling, controlled by, or under common control with LMPFA, LMGAA or Permal Asset Management Inc. (a “Control Affiliate”), provides these services to Affiliated Funds and will provide these services to future Funds of Funds and Affiliated Funds.

Legg Mason, whose principal executive offices are at 100 International Drive, Baltimore, Maryland 21202, is a global asset management company. As of December 31, 2010, Legg Mason’s asset management operation had aggregate assets under management of approximately $671.8 billion. LMGAA and Permal Asset Management Inc. are, and all future investment advisers and subadvisers to any Fund will be, registered as investment advisers under the Investment Advisers Act of 1940, as amended.

D.	Prior Relief

On December 30, 2009, Applicants filed for relief pursuant to Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) and pursuant to Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act. The Prior Relief was granted on April 21, 2010. Specifically, the order permits Applicants to acquire shares of certain registered open-end management investment companies and unit investment trusts that are within or outside the same group of investment companies.3

III. APPLICANT’S PROPOSAL

Each Fund of Funds invests, or may invest, in certain Underlying Funds as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Funds of Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Funds of Funds will comply with Rule 12d1-2 under the Act but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Fund of Funds’ board of trustees will review the advisory fees charged by the Fund of Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

[3]	Applicants wish that the relief requested in this Application be granted to supplement the Prior Relief.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; and

(IV)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.4 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment

[4]	See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2 , the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.5 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”6 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”7

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.8 It permits the Commission to grant exemptions from particular provisions of the Act,

[5]	See Adopting Release at 17, n.58.
[6]	Id. at 17-18.
[7]	See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).
[8]

See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, … by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.9 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds, investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

[9]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., Nuveen Asset Management, et al., Investment Company Act Release Nos. 29522 (Dec. 8, 2010) (notice) and 29546 (Dec. 30, 2010) (order); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29452 (Sept. 30, 2010) (notice) and 29487 (Oct. 26, 2010) (order); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29292 (June 2, 2010) (notice) and 29335 (June 29, 2010) (order); Kinetics Mutual Funds, Inc., et al., Investment Company Act Release Nos. 29270 (May 17, 2010) (notice) and 29297 (June 14, 2010) (order); Pioneer Bond Fund, et al., Investment Company Act Release Nos. 29198 (March 31, 2010) (notice) and 29259 (April 27, 2010) (order); Calvert Social Investment Fund, et al., Investment Company Act Release Nos. 29268 (April 19, 2010) (notice) and 29268 (order); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28896 (Sept. 4, 2009)

(notice) and 28936 (Sept. 30, 2009) (order); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28804 (June 29, 2009) (notice) and 28836 (July 24, 2009) (order); First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order); Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos. 28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug. 8, 2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).

VI. APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as follows: Legg Mason Partners Equity Trust and Legg Mason Partners Variable Equity Trust, 55 Water

Street, New York, New York 10041; and Legg Mason Partners Fund Advisor LLC, 620 Eighth Avenue, New York, New York 10018. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing this amendment to the application on behalf of Applicant is fully authorized to do so; that under the provisions of each Applicant’s Agreement and Declaration of Trust or limited liability company operating agreement, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its respective board of trustees or board of directors; that by resolutions duly adopted and attached to the Application as Exhibits A-1 through A-3, respectively, or by the other authority referred to therein, the board of trustees or board of directors or the governing documents of each Applicant has authorized any officer of each Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this Application is applicable to the individual who signs this amendment and that such authorization still remains in effect.

The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibits B-1 through B-3.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

This application has been duly executed as of the 12th day of April 2011, by the undersigned officer of each of the Applicants.

SIGNATURES

Legg Mason Partners Equity Trust has caused this Application to be duly signed on its behalf.

On behalf of Legg Mason Partners Equity Trust

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

Legg Mason Partners Variable Equity Trust has caused this Application to be duly signed on its behalf.

On behalf of Legg Mason Partners Variable Equity Trust

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

Legg Mason Partners Fund Advisor, LLC has caused this Application to be duly signed on its behalf.

On behalf of Legg Mason Partners Fund Advisor, LLC

By:	/s/ R. Jay Gerken
Name:	R. Jay Gerken
Title:	President and Chief Executive Officer

Exhibit Index

Exhibit	Description	Page

Exhibit A	Certificates	A-1 — A-3

Exhibit B	Verifications	B-1 — B-3

EXHIBIT A-1

LEGG MASON PARTNERS EQUITY TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of Legg Mason Partners Equity Trust, a business trust organized and existing under the laws of the State of Maryland; that the following is a true and accurate copy of certain recitals and resolutions adopted by the Board of Trustees of Legg Mason Partners Equity Trust by unanimous written consent on March 31, 2011; and that such recitals and resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Trust to be necessary or appropriate, to permit those series of the Trust that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

I hereby certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of R. Jay Gerken, a duly elected and qualified President and Chief Executive Officer of Legg Mason Partners Equity Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 12th day of April, 2011.

/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary

EXHIBIT A-2

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Assistant Secretary of Legg Mason Partners Variable Equity Trust, a business trust organized and existing under the laws of the State of Maryland; that the following is a true and accurate copy of certain recitals and resolutions adopted by the Board of Trustees of Legg Mason Partners Variable Equity Trust by unanimous written consent on March 31, 2011; and that such recitals and resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Trust to be necessary or appropriate, to permit those series of the Trust that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

I hereby certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of R. Jay Gerken, a duly elected and qualified President and Chief Executive Officer of Legg Mason Partners Variable Equity Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 12th day of April, 2011.

/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary

EXHIBIT A-3

LEGG MASON PARTNERS FUND ADVISOR, LLC

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company; that the following is a true and accurate copy of certain resolutions adopted by the Board of Management of Legg Mason Partners Fund Advisor, LLC by unanimous written consent on April 11, 2011; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to prepare, execute and cause to be filed with the Securities and Exchange Commission (the “Commission”) an application, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), requesting an order of exemption from Rule 12d1-2(a) under the 1940 Act as is determined by the officers of the Company to be necessary or appropriate, to permit any series of the registered investment management companies managed or advised by the Company that invest in other registered open-end management investment companies to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”); and further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and further

RESOLVED, that the execution by any of the officers of any paper or document or the doing by him, her or them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Company and the approval and ratification by this Company of the papers and documents so executed and the action so taken; and be it further

RESOLVED, that any and all actions heretofore or hereafter taken by the officers or agents of the Company in connection with the above resolutions be, and each hereby is, ratified and confirmed as the act and deed of the Company.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended, to permit Funds of Funds to invest in Other Investments, is the genuine signature of R. Jay Gerken, a duly elected and qualified President and Chief Executive Officer of Legg Mason Partners Fund Advisor, LLC.

IN WITNESS WHEREOF, I have hereunto set my name of the 12th day of April, 2011.

/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Secretary

EXHIBIT B-1

LEGG MASON PARTNERS EQUITY TRUST

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated April 12, 2011 for and on behalf of Legg Mason Partners Equity Trust, a Maryland business trust; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ R. Jay Gerken
Name: R. Jay Gerken
Title: President and Chief Executive Officer

B-1

EXHIBIT B-2

LEGG MASON PARTNERS VARIABLE EQUITY TRUST

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated April 12, 2011 for and on behalf of Legg Mason Partners Variable Equity Trust, a Maryland business trust; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ R. Jay Gerken
Name: R. Jay Gerken
Title: President and Chief Executive Officer

B-2

EXHIBIT B-3

LEGG MASON PARTNERS FUND ADVISOR, LLC

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated April 12, 2011 for and on behalf of Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company; that he is the President and Chief Executive Officer of such company; and that all action by members, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ R. Jay Gerken
Name: R. Jay Gerken
Title: President and Chief Executive Officer

B-3